Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637
August 5, 2015	Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

VIA EDGAR	Lawrence R. Hamilton
Kenneth Ellington U.S. Securities and Exchange Commission Office of Disclosure and Review Division of Investment Management 100 F Street, N.E. Washington D.C. 20549	Direct Tel +1 312 701 7055 Direct Fax +1 312 706 8333 lhamilton@mayerbrown.com

Re:	DNP Select Income Fund Inc., File No. 811-4915

and DTF Tax-Free Income Inc., File No. 811-6416

Dear Mr. Ellington:

Thank you for your comment regarding the Annual Report of DNP Select Income Fund Inc. (“DNP”) and the Annual Report of DTF Tax-Free Income Inc. (“DTF” and, collectively with DNP, the “Funds”), each of which Annual Reports (collectively, the “Annual Reports”) was included in a Form N-CSR filing of the respective Fund on December 29, 2014. This letter responds to your comment, which you provided to me by telephone on July 10, 2015. Below I summarize your comment and the Funds’ response.

COMMENT: You commented that while the Annual Reports include the management information required by instruction 4.e. to Item 24 of Form N-2 (i.e., the management information required by paragraph 1 of Item 18 of Form N-2), they do not include the statement specified in instruction 4.f. to Item 24 of Form N-2 (i.e., a statement that the SAI includes additional information about directors of the Fund and is available, without charge, upon request, and a toll-free (or collect) telephone number for shareholders to call to request the SAI).

RESPONSE: The explanation for the omission you have noted is straightforward. Both of the Funds are closed-end investment companies.1 Although Rule 8b-16(a) under the Investment Company Act of 1940 (the “Act”) provides that closed-end funds must generally file an annual post-effective amendment to their registration statement within 120 days of their fiscal-year-end, both of the Funds are currently exempt from that requirement because they include in their Annual Reports the information required by Rule 8b-16(b) under the Act.

The Funds do not believe that instruction 4.f. to Item 24 of Form N-2 should be held to apply to them if it would result in their Annual Reports making a statement that is contrary to fact. More specifically, the Funds believe that it would be inappropriate for their Annual Reports to include

1 DNP had its initial public offering in 1987, and DTF had its initial public offering in 1991. At the time the Funds held their initial public offerings, the SAI was not yet part of the Form N-2 registration statement used for closed-end funds.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Kenneth Ellington

Securities and Exchange Commission

August 5, 2015

a statement that the Fund’s SAI includes additional information about directors of the Fund, when there is, in fact, no such SAI that provides current additional information about directors of the Fund.

What the Funds have done instead is include the following statement in their Annual Reports: “Additional information, if any relating to the Fund’s directors and officers, in addition to such information as is found elsewhere in this Annual Report, may be requested by contacting the Fund at the address provided in this report.” The Funds believe that this statement complies with the spirit of instruction 4.f. to Item 24 of Form N-2 by informing shareholders of how they can request additional information about the directors of the Fund if they so desire.

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (312) 701-7055.

Very truly yours,

/s/ Lawrence R. Hamilton

Lawrence R. Hamilton